

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

Dr. Mai-Britt Zocca
President and Chief Executive Officer
IO Biotech, Inc.
Ole Maaløes Vej 3
DK-2200 Copenhagen N
Denmark

   Re: IO Biotech, Inc.
     Registration Statement on Form S-3
     Filed August 30, 2023
     File No. 333-274267

Dear Dr. Mai-Britt Zocca:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cindy Polynice at 202-551-8707 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Istvan A. Hajdu, Esq.